UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2007
Commission file number 0-12602
MAKITA CORPORATION
(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
MESSAGE FROM THE MANAGEMENTS
CONSOLIDATED FINANCIAL HIGHLIGHTS
CONSOLIDATED NET SALES BY GEOGRAPHIC AREA
PROFIT RATIO
PRODUCTION BY COUNTRY
SHAREHOLDERS’ EQUITY PER SHARE
NET INCOME PER SHARE
CASH DIVIDEND PER SHARE
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED INCOME STATEMENTS
CONSOLIDATED STATEMENTS OF CASH FLOWS
OPERATING SEGMENT INFORMATION
CONDITION OF SHAREHOLDERS AND SHARES
CORPORATE DATA
INFORMATION ON SHARES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)
/s/	Masahiko Goto

Masahiko Goto President and Representative Director

Date: November 26, 2007

Makita Corporation

The 96th Interim Business Report
Ended September 30, 2007
(U.S. GAAP Financial Information)

(English translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU”

interim business report originally issued in Japanese language for the benefit and information of shareholders

of the Company’s common stock)

MESSAGE FROM THE MANAGEMENTS
We are pleased to present the outline of operation and financial results for Makita’s 96th interim period, ended September 30, 2007.
■	Consolidated Net Sales Reached a Record High for Three Consecutive Terms as Interim Period.
     Consolidated business results for the interim period were as follows. Net Sales rose 28.5% over the previous years’ midterm period to 169,537 million yen, making the interim period the third consecutive period in which record-high sales were achieved, and the seventh consecutive midterm that showed year-on-year growth.
     Sales by region showed the following results.
     In Japan, in addition to firm growth of sales in lithium-ion battery products Makita leads our competitors in bringing out as a series, as a consequence of Fuji Robin (now named Makita Numazu Corporation) becoming a fully owned subsidiary in mid-May, an increase of 11.9% over the same period a year earlier was achieved and sales amount was 25,649 million yen.
     At the same time, overseas net sales during the period rose 32.1% over the same period the previous year to 143,888 million yen, due to favorable performance in a number of areas, including the launch of high value-added products in response to user needs, such as lithium-ion battery products and hammer drills that incorporate Makita’s proprietary Anti Vibration Technology.
     Other contributing factors to the record-high performance during the period were growth in demand in Europe, an increase in business with large-scale retailers in the United States, a rise in sales accompanying growth in the emerging markets of Eastern Europe and Russia as well as Latin America, and advantageous foreign exchange rates influenced by a weaker yen.
     A look at overseas net sales by region shows that all markets recorded solid year-on-year growth. In the European market, net sales rose 39.4% to 78,865 million yen, while in the North American market net sales rose 18.1% to 28,942 million yen.
     In the Asian market net sales recorded an increase of 12.7%, finishing at 11,021 million yen, and the other markets (the Middle East, Africa, Oceania and Latin America) also recorded year-on-year growth of 38.3%, with net sales of 25,060 million yen.
     Regarding profits, an increase in the share of our output originating in China and the weak yen contributed to an improved cost of sales ratio, and operating income were higher than in the midterm period a year earlier by 58.5%, at 33,899 million yen (operating profit ratio, 20%).
     Further, before tax adjustments, net midterm profits were up 58.1% to 34,468 million yen (net profit ratio at midterm before tax adjustments, 20.3%), and net profits for the midterm period rose 53.3% year-on-year to 23,596 million yen (midterm net profit ratio, 13.9%).
■	Globalization of Business and Strengthening the Gardening Tool Area
     During the current interim period, we were able to achieve steady progress in the globalization of our business, with our overseas production ratio rising to 76% (on a product unit basis), and the overseas sales ratio climbing to 85% during this period.
     In the area of production, in addition to expanding production capacity at our China plants and gradually increasing the scale of production in our Romania plant, which commenced production in April, we also began construction of a second plant in Brazil to boost our product supply capacity in the Latin America market, where demand continues to grow.

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

     In the area of sales, we established a sales base in Vladivostok in Russia’s far east where the market is growing, and we made further efforts to strengthen our sales and after-sales service networks in Peru, South America.
     In efforts to expand our business to pave the way for future growth, we also made Fuji Robin Industries Ltd. a wholly owned subsidiary to strengthen our foothold in the area of gardening tools, including engine-powered tools.
     We believe that boosting the product development capabilities of this company (which possesses its own engine technology in areas such as the mini 4-cycle engine that complies with US gas emissions regulations, which are the world’s strictest), and effectively utilizing our own global sales and after-service network will contribute to increasing our corporate value over the long term.
■	Issue to be addressed
     In terms of the future outlook, a more severe market environment in the United States is expected amid concerns of a slowing in the economy and a decline in the number of new housing starts as the housing market continues to undergo adjustment.
     On the other hand, it is necessary for Makita to waste no time in pushing ahead with the globalization of production, to accommodate the growing demand in emerging markets such as Eastern Europe and Russia, the Middle East, Africa, and Latin America, where demand at present is robust.
     As part of our efforts to respond to these growing markets, we are expanding plant facilities in China and Romania as well as constructing a second plant in Brazil.
     In view of these factors, the Makita group aims to become a strong company by establishing brand power that no other company will be able to match. We will achieve this goal by further strengthening our global production network, which combines new product development expertise and a level of quality that commands a high level of satisfaction among professional users, with cost competitiveness, and by further enhancing our sales and after-care services, which are second to none in Japan or overseas.
     In essence, we aim to acquire and maintain top market share as a comprehensive international supplier of tools in every region of the world, in both professional power tools and the gardening and pneumatic tool sectors.
■	The Interim Dividends of 30 Yen Per Share
     Makita’s basic policy on the distribution of profits is to maintain a dividend payout ratio of at least 30%, with a lower limit on annual cash dividends of 18 yen per share.
     For the interim period under review, Makita declared to pay a dividend of 30 yen per share, augmented 5 yen to the dividend per share as announced in April 2007.
     Based on its dividend policy, Makita’s Board of Directors will decide on proposals for the dividend for the end of the fiscal year at their meeting to approve the financial statements after they are finalized near the end of April 2008. Their proposals will be presented for discussion and final approval at the Ordinary General Meeting of Shareholders.
     We look forward to the continuing support and cooperation of our shareholders.

November 2007

Masahiko Goto President and Representative Director

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

CONSOLIDATED FINANCIAL HIGHLIGHTS

	Yen (millions)
	For the six months ended	For the six months ended	For the six months ended	Rate of	For the
	September 30,	September 30,	September 30,	change	year ended
	2005	2006	2007	(%)	March 31, 2007
Net Sales	106,649	131,891	169,537	28.5	279,933
Operating Income	25,897	21,387	33,899	58.5	48,176
Operating Income to Net Sales Ratio	24.3%	16.2%	20.0%		17.2%
Income before Income Taxes	26,504	21,796	34,468	58.1	49,323
Net Income	25,807	15,390	23,596	53.3	36,971
Net Income to Net Sales Ratio	24.2%	11.7%	13.9%		13.2%

	As of September 30,	As of September 30,	As of September 30,	Rate of change	As of
	2005	2006	2007	(%)	March 31, 2007
Shareholders’ Equity	245,579	279,374	320,144	14.6	302,675
Total Assets	298,978	340,176	393,148	15.6	368,494
Shareholders’ Equity Ratio to Total Assets (%)	82.1%	82.1%	81.4%		82.1%

	For the six months	For the six months	For the six months	Rate of	For the
	ended September 30,	ended September 30,	ended September 30,	change	year ended
	2005	2006	2007	(%)	March 31, 2007
Capital Expenditures	4,856	4,873	7,161	47.0	12,980
Depreciation and Amortization	2,658	3,715	3,879	4.4	8,773
Research and Development Cost	2,345	2,605	2,826	8.5	5,460
Employees	8,557	9,077	10,093	11.2	9,062
Average Number of Shares Outstanding	143,757,513	143,709,479	143,725,286		143,706,789
Net Income per Share	179.5	107.1	164.2	53.3	257.3
Cash Dividends per Share	19.0	19.0	30.0		74.0

Notes:
1.	Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States.
2.	In principle, amounts of less than 1 million yen have been rounded.

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

CONSOLIDATED NET SALES BY GEOGRAPHIC AREA

	Yen (billions)
	For the six months ended
	September	March 31,	September	March 31,	September
	30, 2005	2006	30, 2006	2007	30, 2007
Japan	20.0	21.6	22.9	24.0	25.6
Europe	41.8	48.7	56.6	67.4	78.9
North America	20.6	27.0	24.5	27.0	28.9
Asia	8.5	8.5	9.8	9.6	11.0
Other Regions	15.7	16.6	18.1	20.0	25.1

Total	106.6	122.4	131.9	148.0	169.5

Note:	The table above sets forth Makita’s consolidated net sales by geographic area based on customer location for the periods presented.
PROFIT RATIO

	%
	For the six months ended
	September	March 31,	September	March 31,	September
	30, 2005	2006	30, 2006	2007	30, 2007
Operating Income to Net Sales Ratio	24.3	16.2	16.2	18.1	20.0
Net Income to Net Sales Ratio	24.2	11.9	11.7	14.6	13.9

PRODUCTION BY COUNTRY

	Million units
	For the six months ended
	September	March 31,	September	March 31,	September
	30, 2005	2006	30, 2006	2007	30, 2007
Japan	2.03	2.15	2.43	2.36	2.51
U.K.	0.71	0.66	0.80	0.90	0.66
U.S.A.	0.54	0.52	0.44	0.42	0.61
China	3.28	3.29	4.53	4.54	5.97
Other	0.48	0.55	0.54	0.57	0.69

Total	7.04	7.17	8.74	8.79	10.44

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

SHAREHOLDERS’ EQUITY PER SHARE

	Yen
	As of
	September	March 31,	September	March 31,	September
	30, 2005	2006	30, 2006	2007	30, 2007
Shareholders’ Equity per Share	1,709	1,855	1,944	2,106	2,227

NET INCOME PER SHARE

	Yen
	For the year ending	For the year ending	For the year ending	For the year ending	For the year ending
	March 31, 2004	March 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008
Net Income per Share for the Interim Period	34.3	90.0	179.5	107.1	164.2
Net Income per Share for the Year	53.2	153.9	281.1	257.3	-

CASH DIVIDEND PER SHARE

	Yen
	For the year ending	For the year ending	For the year ending	For the year ending	For the year ending
	March 31, 2004	March 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008
Cash dividend per Share for the Interim Period	9	11	19	19	30
Cash dividend per Share for the Year	22	47	57	74	Undecided

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen(millions)
	As of	As of	Increase
	March 31, 2007	September 30, 2007	(Decrease)

ASSETS
CURRENT ASSETS:
Cash and Cash Equivalents	37,128	35,686	(1,442)
Time Deposit	6,866	6,616	(250)
Marketable Securities	58,217	54,215	(4,002)
Notes Receivable in Trade	3,125	3,470	345
Accounts Receivable in Trade	54,189	62,144	7,955
Less- Allowance for Doubtful Receivables	(869)	(1,015)	(146)
Inventories	92,800	107,118	14,318
Deferred Income Taxes	5,080	5,315	235
Prepaid Expenses and Other Current Assets	9,963	10,901	938

Total Current Assets	266,499	284,450	17,951

PROPERTY, PLANT AND EQUIPMENT
Land	16,732	18,898	2,166
Buildings and Improvements	57,242	61,691	4,449
Machinery and Equipment	74,087	77,683	3,596
Construction in Progress	5,576	4,993	(583)
Less-Accumulated Depreciation	(90,257)	(92,873)	(2,616)

Total Property, Plant and Equipment	63,380	70,392	7,012

INVESTMENTS AND OTHER ASSETS
Investment in Securities	27,279	23,860	(3,419)
Deferred Income Taxes	1,367	1,491	124
Other Assets	9,969	12,955	2,986

Total Investments and Other Assets	38,615	38,306	(309)

TOTAL ASSETS	368,494	393,148	24,654

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of	Increase
	March 31, 2007	September 30, 2007	(Decrease)

LIABILITIES
CURRENT LIABILITIES:
Short-term Borrowings	1,892	1,111	(781)
Trade Notes and Accounts Payable	16,025	21,717	5,692
Accrued Payroll	8,571	8,728	157
Accrued Expenses and Other	17,353	18,145	792
Income Taxes Payable	10,447	8,941	(1,506)
Deferred Income Taxes	28	5	(23)

Total Current Liabilities	54,316	58,647	4,331

LONG-TERM LIABILITIES:
Long-term Indebtedness	53	931	878
Accrued Retirement and Termination Allowances	3,227	4,095	868
Deferred Income Taxes	4,976	4,958	(18)
Other Liabilities	1,112	2,084	972

Total Long-term Liabilities	9,368	12,068	2,700

Total Liabilities	63,684	70,715	7,031

MINORITY INTERESTS	2,135	2,289	154

SHAREHOLDERS’ EQUITY:
Common Stock	23,805	23,805	-
Additional Paid-in Capital	45,437	45,750	313
Legal Reserve and Retained Earnings	221,034	236,727	15,693
Accumulated Other Comprehensive Income	12,697	14,108	1,411
Treasury Stock, at cost	(298)	(246)	52

Total Shareholders’ Equity	302,675	320,144	17,469

TOTAL LIABILITIES, MINORITY INTERSTS AND SHAREHOLDERS’ EQUITY	368,494	393,148	24,654

Note:	Consolidated subsidiaries: 47 subsidiaries as of September 30, 2007

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Yen (millions)
	For the six months	For the six months
	ended September 30,	ended September 30,	Increase
	2006	2007	(Decrease)
			(Amount)	(%)

NET SALES	131,891	169,537	37,646	28.5
Cost of Sales	77,343	98,847	21,504	27.8

GROSS PROFIT	54,548	70,690	16,142	29.6
Selling, General and Administrative Expenses	33,161	36,791	3,630	10.9

OPERATING INCOME	21,387	33,899	12,512	58.5

OTHER INCOME
Interest and Dividend Income	569	1,022	453	79.6
Interest Expense	(163)	(166)	(3)	-
Exchange losses on Foreign Currency Transactions, net	(193)	(125)	68	-
Realized Gains on Securities, net	311	8	(303)	(97.4)
Other, net	(115)	(170)	(55)	-

Total Other Income	409	569	160	39.1

INCOME BEFORE INCOME TAXES	21,796	34,468	12,672	58.1

PROVISION FOR INCOME TAXES
Current	7,230	10,168	2,938	40.6
Deferred	(824)	704	1,528	-

Total Provision for Income Taxes	6,406	10,872	4,466	69.7

NET INCOME	15,390	23,596	8,206	53.3

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen (millions)
	For the six months	For the six months
	ended September 30,	ended September 30,
	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	15,390	23,596
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and Amortization	3,715	3,879
Deferred Income Taxes	(824)	704
Realized Gains on Securities, net	(311)	(8)
Losses on Disposals or Sales of Property, Plant & Equipment	464	199
Impairment of Long-lived Assets	1,131	-
Changes in Assets and Liabilities
Inventories	(6,365)	(9,436)
Trade Notes and Accounts Payables and Accrued Expenses	34	(2,127)
Income Taxes Payable	100	(2,316)
Accrued Retirement and Termination Benefits	(911)	(1,043)
Other, net	996	355

Net Cash Provided by Operating Activities	13,419	13,803

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital Expenditures	(4,873)	(7,161)
Purchases of Available-for-sale Securities	(14,046)	(12,483)
Purchases of Held-to-maturity Securities	(200)	-
Proceeds from Sales and Maturities of Available-for-sale Securities	8,108	15,516
Proceeds from Maturities of Held-to-maturity securities	1,100	500
Proceeds from Sales of Property, Plant and Equipment	60	9
Decrease (increase) in Time Deposits	(3,046)	274
Cash Paid for Acquisition of Business	(649)	(2,030)
Other, net	(657)	425

Net Cash Used in Investing Activities	(14,203)	(4,950)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in Short-term borrowings	1,609	(1,975)
Purchase and Sales of Treasury stock	(17)	(33)
Cash Dividends Paid	(5,461)	(7,904)
Other, net	(109)	(135)

Net Cash Used in Financing Activities	(3,978)	(10,047)

EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	1,010	(248)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(3,752)	(1,442)
CASH AND CASH EQUIVALENTS, Beginning of Period	39,054	37,128

CASH AND CASH EQUIVALENTS, End of Period	35,302	35,686

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

OPERATING SEGMENT INFORMATION

Six months ended September 30, 2006

	Yen (millions)
			North				Corporate and	Consoli-
	Japan	Europe	America	Asia	Other	Total	eliminations	dated
Sales:
(1) External Customers	30,497	57,050	24,386	4,864	15,094	131,891	-	131,891
(2) Inter Segment	30,883	2,763	2,704	32,482	88	68,920	(68,920)	-

Total	61,380	59,813	27,090	37,346	15,182	200,811	(68,920)	131,891

Operating Expenses	53,462	52,062	26,001	31,975	13,457	176,957	(66,453)	110,504
Operating Income	7,918	7,751	1,089	5,371	1,725	23,854	(2,467)	21,387
Identifiable Assets	247,919	94,315	42,314	45,929	23,975	454,452	(114,276)	340,176

Six months ended September 30, 2007

	Yen (millions)
			North				Corporate and	Consoli-
	Japan	Europe	America	Asia	Other	Total	eliminations	dated
Sales:
(1) External Customers	35,281	78,871	28,792	5,511	21,082	169,537	-	169,537
(2) Inter Segment	34,085	2,707	2,342	48,684	106	87,924	(87,924)	-

Total	69,366	81,578	31,134	54,195	21,188	257,461	(87,924)	169,537

Operating Expenses	57,352	68,485	30,016	47,603	18,240	221,696	(86,058)	135,638
Operating Income	12,014	13,093	1,118	6,592	2,948	35,765	(1,866)	33,899
Identifiable Assets	264,846	122,170	43,035	56,020	29,036	515,107	(121,959)	393,148

Note:	Segment information is determined by the location of the Company and its consolidated subsidiaries.

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

CONDITION OF SHAREHOLDERS AND SHARES

(As of September 30, 2007)

Total Number of Shares Authorized	496,000,000 shares

Total Number of Shares Outstanding	144,008,760 shares

Number of Shareholders	12,289 (1,670 increase compared with as of March 31, 2007)

10 Largest Shareholders

Name of Shareholder	Number of Shares Held
	Units (thousand)%
Japan Trustee Services Bank, Ltd. (Trust account)	12,431	8.63
The Master Trust Bank of Japan, Ltd. (Trust account)	8,019	5.57
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,213	3.62
Makita Cooperation Companies’ Investment Association	3,753	2.61
Nippon Life Insurance Company	3,713	2.58
Maruwa Co., Ltd.	3,309	2.30
Sumitomo Mitsui Banking Corporation	2,900	2.01
Statestreet Bank and Trust Company #505103	2,897	2.01
National Mutual Insurance Federation of Agricultural Cooperatives	2,531	1.76
Hero & Co.	2,356	1.64

Total	47,122	32.72

Note:	Hero & Co. is the nominal holder of the shares of The Bank of New York, the trustee bank for the Company’s American Depositary Shares.

Distribution of Share-ownership

Class of Shareholder	Number of Shares Held
	Units	%
Financial Institutions and Securities Firms	57,956,240	40.2
Japanese Individuals and Other	23,426,373	16.3
Foreign Investors	45,115,099	31.3
Other Japanese Business Corporations	17,278,762	12.0
Treasury Stock	232,286	0.2

Class of Shareholder	Number of Shareholders
	Units	%
Financial Institutions and Securities Firms	156	1.3
Japanese Individuals and Other	11,313	92.0
Foreign Investors	430	3.5
Other Japanese Business Corporations	389	3.2
Treasury Stock	1	0.0

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

Price per Share and Volume of Shares Traded on The Tokyo Stock Exchange

	2007
	April	May	June	July	August	September
High (yen)	4,600	5,060	5,650	5,820	5,680	5,080
Low (yen)	4,210	4,540	4,920	5,010	4,030	4,130
Volume (thousand shares)	10,926	17,755	15,039	12,569	27,195	15,500

Note:	The highest price, lowest price, and total volume of shares traded on The Tokyo Stock Exchange for the six months ended September 30, 2007 were as follows:
	The highest price per share:	5,820 yen marked on July 20, 2007
	The lowest price per share:	4,030 yen marked on August 17, 2007
	Total volume of shares traded:	98,984 thousand shares

Basic policy regarding profit distribution
     Makita’s basic policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments. With respect to repurchases of its outstanding shares, Makita aims to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit. Also Makita continues to consider execution of own share repurchases in light of trends in stock prices.

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

CORPORATE DATA
(As of September 30, 2007)
Makita Corporation
3-11-8, Sumiyoshi-cho, Anjo, Aichi 446-8502, Japan
Phone: (0566) 98-1711
Website: http://www.makita.co.jp/global

Date of founding	March 21, 1915

Date of incorporation	December 10, 1938

Paid-in Capital	24,206 million yen (non-consolidated)

Description of business	Production and sales of electric power tools, air tools, garden tools and household tools

Number of consolidated subsidiaries	47(Domestic 4, Overseas 43)

Plants	Three in Japan, eight outside of Japan (two in China, and one each in the United States, Canada, Brazil, the United Kingdom, Germany and Romania)

Employees	10,093 (consolidated) 2,978 (non-consolidated)

Board of Directors
President and Representative Director	Masahiko Goto

Managing Directors	Masami Tsuruta	(General Manager of Domestic Sales Marketing Headquarters)

	Yasuhiko Kanzaki	(General Manager of International Sales Headquarters:
in charge of Europe Region)

Directors	Kenichiro Nakai	(General Manager of Administration Headquarters)

	Tadayoshi Torii	(General Manager of Production Headquarters)

	Tomoyasu Kato	(General Manager of Development and Engineering Headquarters)

	Shiro Hori	(General Manager of International Sales Headquarters:
in charge of America, Asia, Oceania Region and International Administration)

	Tadashi Asanuma	(General Manager of Domestic Sales Marketing Headquarters: in charge of Tokyo Area)

	Hisayoshi Niwa	(General Manager of Quality Headquarters)

	Zenji Mashiko	(General Manager of Domestic Sales Marketing Headquarters: in charge of Nagoya Area)

	Toshio Hyuga	(General Manager of Domestic Sales Marketing Headquarters: in charge of Osaka Area)

	Shinichiro Tomita	(Assistant General Manager of Production Headquarters: in charge of China Plant)

	Tetsuhisa Kaneko	(General Manager of Purchasing Headquarters)

Outside Director	Motohiko Yokoyama	(President and Representative Director of JTEKT Corporation)
Board of Statutory Auditors
Standing Statutory Auditors	Akio Kondo

Hiromichi Murase

Statutory Auditors	Shoichi Hase	(Outside Auditor, Patent Attorney)

	Masahumi Nakamura	(Outside Auditor, Certified Accountant)

Independent Registered Public Accounting Firm
KPMG AZSA & Co.

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

INFORMATION ON SHARES

(As of September 30, 2007)

Fiscal period	From April 1 to March 31 of each year

Ordinary general meeting of shareholders	June of each year

Number of shares constituting one unit	100 shares

Record dates	1) Ordinary general meeting of shareholders and cash dividends for the second half March 31 of each year

2) Cash dividends for the interim period September 30 of each year

Transfer agent of common stock	The Chuo Mitsui Trust and Banking Company, Limited 33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan

Its handling office	The Chuo Mitsui Trust and Banking Company, Limited Nagoya Branch Office 15-33, Sakae 3-chome, Naka-ku, Nagoya, Aichi 460-8685, Japan Website: http://www.chuomitsui.co.jp/person/p_06.html

Its liaison offices	Head office and nationwide branch offices of The Chuo Mitsui Trust and Banking Company, Limited
Head office and nationwide branch offices of Japan Securities Agents, Ltd.

Means of public notice	Website: http://www.makita.co.jp/ir/index1.htm

Common stock listings	Domestic Tokyo and Nagoya stock exchanges (stock code: 6586)
Overseas American Depositary Receipts: The Nasdaq Global Select Market

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language